Presto Automation Inc.

985 Industrial Road
San Carlos, CA 94070

July 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Matthew Derby

Re:	Presto Automation Inc. Registration Statement on Form S-1 Filed June 23, 2023 File No. 333-272913

Dear Mr. Derby:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, Presto Automation Inc. respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 pm Washington D.C. time on July 6, 2023, or as soon thereafter as practicable.

Please call Colin Diamond of White & Case LLP at (212) 819-8754 or Laura Katherine Mann of White & Case LLP at (713) 496-9695 to provide notice of the effectiveness of the Registration Statement.

Very truly yours,

Presto Automation Inc.

By:	/s/ Krishna K. Gupta
Name:	Krishna K. Gupta
Title:	Interim Chief Executive Officer

cc:	Susan Shinoff, General Counsel, Presto Automation Inc.